

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2012

Via E-mail
Stephen M. Scheppmann
Chief Financial Officer
Teradata Corporation
10000 Innovation Drive
Dayton, OH 45342

Re: **Teradata Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2011
        Filed February 29, 2012
        File No. 001-33458

Dear Mr. Scheppmann:

We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business, Basis of Presentation and Significant Accounting Policies

Revenue Recognition

Term licenses, hosting arrangements and software-as-a service ("SaaS"), page 50

1.   We note your disclosure indicating that revenues in connection with term licenses, which are not required to be hosted, are recognized over the term of the agreement. Please discuss in greater detail the terms of these arrangements, how you determined that this accounting treatment is appropriate and your consideration for disclosing the reason revenue for term licenses is recognized ratably. As part of your response, please tell us what other deliverables (e.g. hosting, implementation, etc.), if any, are included in these

arrangements and how this affects revenue recognition. Please also discuss whether you offer an extension/renewal option and, if so, how it is accounted for.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief